Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 30, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 29, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 29, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
October 30, 2007	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 02628)

2007 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2007 are unaudited and have been prepared in accordance with generally accepted accounting principles in People’s Republic of China.

1. IMPORTANT NOTICE

1.1 The Board of Directors, the Supervisory Committee of the Company and its Directors, Supervisors and senior management of the Company warrant that there are no false representations or misleading statements or material omissions in the 2007 third quarter report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in the 2007 third quarter report.

1.2 All of the Directors of the Company have, by way of written approval, approved the 2007 third quarter report of the Company.

1.3 The financial statements contained in the 2007 third quarter report are unaudited.

1.4 Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of accounting affairs function, Ms. Shiu Wai Chung, Chief Actuary and Mr. Zhao Lijun, person in charge of the finance department, confirm that the financial statements in the 2007 third quarter report are true and complete.

Commission File Number 001-31914

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

	As at 30 September, 2007	As at 31 December, 2006	Increase/decrease compared to prior year end (%)
Total assets (RMB million)	925,237	727,085	27.25
Total equity (excluding minority interest) (RMB million)	168,725	115,557	46.01
Net assets per share (RMB)	5.97	4.09	46.01

	For the nine months ended 30 September, 2007		Increase/decrease compared to the same period of 2006 (%)
Net cash flow from operating activities (RMB million)		N/A	N/A
Net cash flow per share from operating activities (RMB)		N/A	N/A

	For the reporting period (from July to September)	For the nine months ended 30 September, 2007	Increase/decrease compared to the same period of 2006
Net profit (RMB million)	7,823	24,696	N/A
Basic earnings per share (RMB)	0.27	0.87	N/A
Basic earnings per share after deducting non-recurring items (RMB)	—	0.87	—
Diluted Earnings per share (RMB)	0.27	0.87	N/A
Return on net assets (%)	4.64	14.64	N/A
Return on net assets after deducting non-recurring items (%)	4.64	14.64	N/A

As at 30 September, 2007, investment assets of the Company were RMB878,827 million. For the nine months ended 30 September, 2007, the investment yield was 8.63% and the surrender ratio was 4.90%. (The growth ratio of premiums earned not applicable; no corresponding figures for the period ended 30 September, 2006)

Commission File Number 001-31914

Non-recurring items	For the nine months ended 30 September, 2007 (RMB million)
Gains/losses on disposal of non-current assets	12
Non-operating income and expenses other than those mentioned above, net	(22)
Income tax expenses impacted	3
Total	(7)

2.2 Total number of shareholders and top ten holders of listed shares not subject to trading moratorium as at the end of the reporting period

Total number of shareholders at the end of the reporting period (Shareholders)		Number of A share holders: 147,614 Number of H share holders: 37,055

Particulars of top ten holders of listed shares not subject to trading moratorium

Name of shareholders	Number of listed shares not subject to moratorium held at the end of the reporting period	Type of shares
HKSCC Nominees Limited	6,884,099,163	H shares
Richbo Investment Limited	428,358,620	H shares

Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund*	37,964,174	A shares

China Everbright Bank Co., Ltd. - Everbright Pramerica Quantization Core Securities Investment*	25,899,316	A shares

Bank of China - Dacheng Blue Chip Sustaining Securities Investment Fund*	15,000,000	A shares

Jingfu Securities Investment Fund*	14,000,000	A shares

Industrial and Commercial Bank of China - Huitianfu (China Universal) Growing Focus Stock Securities Investment Fund*	11,325,200	A shares

Industrial and Commercial Bank of China - Boshi Tertiary Industry Growing Stock Securities Investment Fund*	11,000,000	A shares

Industrial and Commercial Bank of China - Huitianfu (China Universal) Balanced Growing Stock Securities Investment Fund*	10,764,355	A shares

China Pingan Insurance Co., Ltd. - Dividend-Individual Dividend*	10,572,050	A shares

* English translation for the Chinese names.

Commission File Number 001-31914

3. SIGNIFICANT EVENTS

3.1 Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

☒ Applicable    ☐ Not applicable

Key Financial Index	As at 30 September, 2007	As at 31 December, 2006	Change (%)	Main reasons
Total equity (excluding minority interest) (RMB million)	168,725	115,557	46.01	Steady growth of insurance business, significant improvement in investment return, increase in unrealized gains of available-for-sale financial assets
Net assets per share (RMB)	5.97	4.09	46.01	Steady growth of insurance business, significant improvement in investment return, increase in unrealized gains of available-for-sale financial assets

				RMB million
Key Financial Index	As at 30 September, 2007	As at 31 December, 2006	Change (%)	Main reasons
Premiums receivables	7,795	5,734	35.94	Steady growth of insurance business
Receivables from reinsurers	67	126	-46.83	Settlement of reinsurance business
Policy loans	4,880	2,371	105.82	Increase in policy loans business
Available-for-sale financial assets	381,913	239,463	59.49	Increase in available-for-sale financial assets and the unrealized gains
Financial assets sold under agreements to repurchase	53,016	8,227	544.41	Increase in investment
Premiums received in advance	1,039	1,641	-36.68	Impact by the business cycle
Payables to reinsurers	130	4	3150.00	Increase in short-term ceded business
Employees’ remuneration payable	2,625	1,951	34.55	Increase in SARS expense due to the raise of H share price
Taxes and statutory fees payable	9,171	1,157	692.65	Significant increase of income tax payable

Commission File Number 001-31914

Key Financial Index	As at 30 September, 2007	As at 31 December, 2006	Change (%)	Main reasons
Benefits and claims payable	3,442	2,594	32.69	Insurance business cycle, accumulation of insurance responsibility and centralized maturity of some products
Policyholder dividends payable	62,980	30,491	106.55	Significant increase of investment return from participating insurance products
Deferred tax liabilities	12,226	7,148	71.04	Increase of unrealized gains in available-for-sale financial assets
Capital reserves	99,343	66,872	48.56	Increase of unrealized gains in available-for-sale financial assets
Surplus reserves fund	3,696	2,736	35.09	Increase in surplus reserves retained by the Company
Retained earnings	37,421	17,684	111.61	Steady growth of insurance business, significant improvement in investment return
Minority interest	879	540	62.78	Increase of the net profits of the subsidiaries

3.2 Explanation and analysis of significant events and their impacts and solutions

☒ Applicable     ☐ Not applicable

By a resolution passed at the second extraordinary meeting of the second session of the Board held on 26 September, 2007, Mr. Wan Feng was appointed as the Company’s President following a nomination by the Chairman of the Company. Related announcements can be found in China Securities Journal and Shanghai Securities Journal on 27 September, 2007, as well as http://www.sse.com.cn and http://www.e-chinalife.com.

3.3 Status of performance of undertakings by the Company, its shareholders and de facto controllers

☒ Applicable    ☐ Not applicable

Commission File Number 001-31914

During the reporting period ended 30 September 2007, our controlling shareholder China Life Insurance (Group) Company has undertaken that it will not, within 36 months from the listing of A shares of the Company, transfer nor authorize others to manage any shares of the Company that is directly or indirectly owned by it, nor will it allow the Company acquire such shares. China Life Insurance (Group) Company has strictly adhered to and will strictly adhere to the above undertaking.

At the time of the restructuring and establishment of the Company, China Life Insurance (Group) Company injected into the Company certain land use rights and properties. Of the land use rights titles injected into the Company, formalities for change of titles have not been completed for the land use rights in respect of 4 pieces of land with a total area of 10,421.12 square meters. Of the properties that were injected into the Company, formalities for change of title have not been completed for 6 properties with a gross floor area of 8,639.76 square meters. China Life Insurance (Group) Company undertakes that it will, within one year from the date of listing of the Company’s A shares, assist the Company in completing the formalities for change of titles in respect of the 4 pieces of land and 6 properties mentioned above, failing which it will bear any loss that may be suffered by the Company as a result of such defective titles. China Life Insurance (Group) Company will strictly adhere to the above undertaking and is now actively dealing with the formalities for change of titles in relation to the above land and properties.

China CMG Life Insurance Company Ltd. is a sino-foreign equity joint venture established on 4 July 2000 and owned as to 51% by China Life Insurance (Group) Company and as to 49% by CMG Group of Australia. The business scope of China CMG Life Insurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and centrally-governed cities where its branches have been established: (1) insurance business such as life insurances, health insurances and accident and injuries insurances; (2) re-insurance of the above insurance business. China Life Insurance (Group) Company agrees that it will, within 3 years of the listing of the Company on the Stock Exchange of Hong Kong, sell all its interests in such equity joint venture to any third parties or otherwise eliminate any competition between China CMG Life Insurance Company Ltd. and the Company. China Life Insurance (Group) Company is now actively working towards the disposal of its interests in China CMG Life Insurance Company Ltd.

3.4 Warnings and explanation on accumulated net loss expected to be recorded from the beginning of the year to the end of the next reporting period or material changes as compared to the same period of 2006

☐ Applicable    ☒ Not applicable

3.5 Other significant events

3.5.1 The Company’s shareholdings in other listed companies

☒ Applicable    ☐ Not applicable

Commission File Number 001-31914

Serial No.	Stock code	Abbreviation	Number of shares (million)	Percentage in the shares (%)	Initial investment cost (RMB million)	Items in financial statements
1	600030	CITIC Securities	393	12.01	6,430	Available-for-sale financial assets
			5		63	Hold-for-trading financial assets
2	600016	China Ming Sheng Banking Corporation	180	6.17	748	Hold-for-trading financial assets
			714		5,448	Available-for-sale financial assets
3	601939	China Construction Bank	702	0.48	4,529	Available-for-sale financial assets
	HK0939		408		1,063	Available-for-sale financial assets
4	601088	China Shenhua	137	0.69	5,071	Available-for-sale financial assets
5	601398	Industrial and Commercial Bank of China	24	0.44	75	Hold-for-trading financial assets
			779		2,432	Available-for-sale financial assets
	HK1398		651		2,030	Available-for-sale financial assets
6	601988	Bank of China	123	0.21	380	Available-for-sale financial assets
			17		53	Hold-for-trading financial assets
	HK3988		394		1,180	Available-for-sale financial assets
7	601318	China Ping An	31	0.42	1,160	Available-for-sale financial assets
8	600009	Shanghai Airport	43	2.37	1,002	Available-for-sale financial assets
			2		36	Hold-for-trading financial assets
9	600036	China Merchants Bank	38	0.34	793	Available-for-sale financial assets
			11		83	Hold-for-trading financial assets
10	600019	Bao Steel	13	0.58	63	Hold-for-trading financial assets
			89		785	Available-for-sale financial assets
Total			—	—	33,424	—

Note: The figures contained in “Number of shares” and “Percentage in the shares” have been rounded up

3.5.2 The Company’s shareholdings in unlisted financial companies or companies proposed to be listed

☒ Applicable    ☐ Not applicable

Commission File Number 001-31914

Company name	Initial investment cost (RMB million)	Number of shares (million)	Percentage in the shares (%)	Book value as at the end of reporting period (RMB million)
Guangdong Development Bank	5,671	2,282	20	6,026
China Life Property and Casualty Insurance Company Limited	400	400	40	393
Total	6,071	2,682	—	6,419

Note: Excluding the subsidiary companies.

This announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung
Hong Kong, 29 October, 2007